Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

September 25, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Conlon Danberg
Ms. Margaret Schwartz

Re:	Meihua International Medical Technologies Co., Ltd.
Registration Statement on Form F-3
Filed August 24, 2023
File No. 333-274194

Ladies and Gentlemen:

We are hereby transmitting the response of Meihua International Medical Technologies Co., Ltd., a Cayman company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 19, 2023, regarding the Company’s Registration Statement on Form F-3 filed with the Commission on August 24, 2023. Amendment No. 1 to the Form F-3 (the “Amended No.1 to Form F-3”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Registration Statement on Form F-3, filed August 24, 2023

Cover Page

1. We note your statement on the cover page that “Meihua faces various legal and operational risks and uncertainties as a company with its principal subsidiaries based in and primarily operating in China.” Please expand on this disclosure to state whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comment, we updated and expanded upon our disclosure on the cover page to state that risks associated with operating in China could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, we also disclosed on the cover page that the impact of the recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, on us. We respectfully advise the Staff that we do not have variable interest entity structures.

2. We note your disclosure in the prospectus summary on page 1 that “[t]he securities offered in this prospectus are the securities of Meihua International, an exempted company which was incorporated under the laws of the Cayman Islands.” Please include similar disclosure on the cover page of the prospectus.

Response: In response to the Staff’s comment, we added in the aforementioned disclosure on the cover page.

3. We note your description of how cash is transferred through your organization. Please revise to disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross reference to the consolidated financial statements.

Response: In response to the Staff’s comment, on the cover page we disclosed that we currently have no intention to issue dividends to our shareholders. In addition, we indicated that no dividends or other distributions have been made to date from our subsidiaries to our holding company nor have we or any of our subsidiaries ever paid dividends or made distributions to U.S. investors to date. On the cover page, we also disclosed the transfers made between the holding company and its subsidiaries to date.

Commonly Used Defined Terms, page iii

4. We note your statement that ““China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and only when this prospectus refers to specific laws and regulations adopted by the PRC and the discretion of China governmental authorities, reference to “China” or the “PRC” excludes Taiwan and the special administrative regions of Hong Kong and Macau.” Please clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus also apply to operations in Hong Kong and Macau.

Response: In response to the Staff’s comment, we clarified on page iii under “Commonly Used Defined Terms” that “the legal and operational risks associated with operating in China discussed elsewhere in this prospectus also apply to any operations we may now or in the future carry out in Hong Kong or Macau.”

Prospectus Summary, page 1

5. Please revise to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences or state that no dividends have been made to date.

Response: In response to the Staff’s comment, we disclosed on page 12 that, as of the date of the prospectus, we have not made any dividends nor distributions to any U.S. investors.

Key Information Related to Doing Business in China

Risks and Uncertainties Related to Doing Business in China

6. We note certain differences between your disclosure appearing in the “Key Information Related to Doing Business in China” and “Risk Factor” sections of your prospectus as compared to the disclosure appearing in your Amended Annual Report on Form 20-F filed on August 29, 2023 relating to legal and operational risks associated with operating in China and PRC regulations. As noted in our comment letter to your Amended Annual Report dated August 25, 2023, it is unclear to us that there were recent changes in the regulatory environment in the PRC warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you have registered for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Because the disclosure in your prospectus has removed references to PRC laws being inconsistent and unpredictable, the PRC government’s power to exercise significant oversight and discretion over the conduct of your business, the fact that the regulations to which you are subject may change rapidly and with little notice, and the level of government involvement in the Chinese economy, we do not believe that your revised disclosure conveys these risks. We also note your language in your risk factor captioned “We may not be able to prevent others from the unauthorized use of our intellectual property, which could materially harm our business and competitive position” noting that you may not be able to effectively protect your intellectual property rights or to enforce your contractual rights in China “or in other jurisdictions.” However, you disclose that Meihua is not a Chinese operating company but a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland China. Please revise your disclosures in these areas to be consistent with the corresponding disclosures as they exist in your Amended Annual Report as of August 29, 2023.

Response: In response to the Staff’s comment, we revised our disclosures on page 3 and page 17 under the “Risk Factor” section to make it consistent with the corresponding disclosures as they exist in our Annual Report on Form 20-F, as filed with the Commission on August 29, 2023.

Incorporation of Documents by Reference, page 40

7. Please updated your Incorporation of Documents by Reference section to refer to your most recent amendment to your Annual Report on Form 20-F which was filed on August 29, 2023.

Response: In response to the Staff’s comment, we updated our Incorporation of Documents by Reference section on page 40 to refer to Amendment No. 3 to our Annual Report on Form 20-F, which was filed on August 29, 2023.

Signatures, page II-4

8. We note that the signatures for your three directors have been provided by your Chief Executive Officer acting as their attorney-in-fact. However, you have not included a signed power of attorney as an exhibit to the Registration Statement. When you file your next amendment to the Registration Statement, please include signatures for these directors signed in their own capacity or include signed powers of attorney as exhibits. Please refer to Item 601(b)(24) of Regulation S-K.

Response: In response to the Staff’s comment, we updated our signatures so that all directors signed in their own capacity and included a power of attorney for any future filings.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Amendment No. 1 to Form F-3. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or mpenick@mrllp.com.

Sincerely,

/s/ Xin Wang
Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.

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